FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

June, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 26309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, June 19, 2013

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Santiago, Chile

REF: SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of the Securities Market Law 18,045, the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you of the following significant event:

Yesterday, Empresa Nacional de Electricidad S.A. (Endesa Chile) and Southern Cross Latin American Private Equity Fund III, LT (Southern Cross) finalized by mutual agreement the arbitration process held by Judge Víctor Vial in connection with the discrepancies related to the Gasatacama Shareholders’ Agreement dated August 1, 2007. This was duly communicated to the Securities and Insurance Superintendence on September 5, 2012.

As a result of the aforementioned agreement, the arbitration process has ended, thereby terminating the claims and counterclaims that both parties had carried out.

This significant event has no effects on the financial or operating situation of Endesa Chile.

Yours sincerely,

Joaquín Galindo V. Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: June 19, 2013